

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 44399

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount St.
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KWCO, PC
(Name – *if individual, state last, first, middle name*)

1931 E. 37th St. Ste. 7 (Address) **Odessa** (City) **Texas** (State) **79762** (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2013
03 REGISTRATIONS BRANCH

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm
cm 3/15

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First London Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



Debra Jean Taylor
My Commission Expires
03/03/2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.*
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*- The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012

FIRST LONDON SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS

KWCO, PC

Certified Public Accountants

1931 East 37th Street, Suite 7
Odessa, Texas 79762
(432) 363-0067
Fax (432) 363-0376

2626 Royal Circle
Kingwood, Texas 77339
(281) 359-7224
Fax (281) 359-7112

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
First London Securities Corporation
(A subsidiary of DGN Securities)
Dallas, Texas 75201

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First London Securities Corporation (the Company) as of December 31, 2012, and the related statements of (loss), stockholder's equity, and cash flows for the year then ended , and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KWCO, PC

KWCO, PC
Odessa, Texas
February 26, 2013

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 540
Clearing deposit	173,625
Receivable from clearing firm	965
Prepaid expense	2,086
Marketable securities	134,066
TOTAL ASSETS	$ 311,282

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$ 5,381
Payable to clearing broker-dealer	132,012
TOTAL LIABILITIES	137,393
Stockholder's Equity	
Common stock, no par value, 1,000,000 shares authorized, 927,771 shares issued and outstanding	918,421
Additional paid-in-capital	278,016
Due from related parties	(23,106)
Retained (deficit)	(999,442)
TOTAL STOCKHOLDER'S EQUITY	173,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 311,282

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF (LOSS)
YEAR ENDED DECEMBER 31, 2012

REVENUE	
Securities commissions	$ 40,367
Net (loss) on firm securities trading accounts	(13,669)
Other income	3,276
Dividend income	8,533
Interest income	107
TOTAL REVENUE	38,614
EXPENSES	
Compensation and related costs	70,085
Clearing charges	33,674
Professional fees	14,300
Other expenses	54,115
TOTAL EXPENSES	172,174
NET (LOSS)	$ (133,560)

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Shares	Amount	Additional Paid-In Capital	Due from related parties	Retained (Deficit)	Total
Balance at December 31, 2011	927,771	$ 918,421	$142,516	$ –	$ (865,882)	$ 195,055
Contributed Capital	–	–	135,500	–	–	135,500
Advances to related parties	–	–	–	(23,106)	–	(23,106)
Net (loss)	–	–	–	–	(133,560)	(133,560)
Balance at December 31, 2012	927,771	$ 918,421	$278,016	$ (23,106)	$ (999,442)	$ 173,889

The accompanying notes are an integral part of these financial statements

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Net (loss)	$	(133,560)
Changes in operating assets and liabilities		
Clearing deposit		5,938
Marketable securities		16,136
Receivable from clearing broker-dealer		9,880
Dividends & other receivable		1,201
Prepaids		(2,086)
Payable to clearing broker-dealer		(17,968)
Accounts payable and other accrued liabilities		(8,854)
Net cash used in operating activities		(129,313)
Cash flows from financing activities		
Capital contributions		135,500
Advances to related parties		(23,106)
Net cash provided by financing activities		112,394
Decrease in cash		(16,919)
Cash at beginning of year		17,459
Cash at end of year	$	540

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

First London Securities Corporation (the "Company") was organized in November 1991 as a Texas corporation. The Company is a subsidiary of DGN Securities Corporation (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. The Company's customers consist primarily of individuals located in the State of Texas.

Significant accounting policies:

Basis of Accounting:

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

Fair Value:

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2012, does not differ materially from the aggregate carrying value for its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities:

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities (continued):

The Company measured it trading securities at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. This codification specifies a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets;
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant values drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market date, if available, when estimating fair value. Fair value measurements at December 31, 2012 using:

December 31,	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3
2012	$ 134,066	$ 134,066	$ –	$ –

Investments:

The Company's investments are carried at the lower of cost or market.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Tax Calculation:

The Company files a consolidated federal income tax return with its parent company. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the consolidated tax return. In 2012, no federal income tax benefit to the parent is recognized by the Company from the impact of the income tax loss at the statutory rate of thirty-four percent (34%). In prior years, this benefit was recorded as part of the receivable from related parties, which at the year-end was recognized as a dividend to the parent company.

Compensated Absences:

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

(Continued)

NOTE 2. TRANSACTIONS WITH CLEARING BROKERS/DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2012, the Company's total net capital as defined by Rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$100,000	$ 137,245	$ 37,245	.0392 to 1

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company occupies office space leased from 2603 Fairmount Investors (a related party). In 2012, $24,000 was paid in office rent which is included in the accompanying statement of (loss) as other expenses. The term of the lease expired on December 31, 2012. No future commitment on this lease existed at December 31, 2012

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2012, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

NOTE 5. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has cash deposits, clearing deposit, marketable securities due from and held by its clearing broker-dealer and trade and receivables from clearing broker-dealer totaling $308,656 or approximately 99% of total assets at December 31, 2012. The Company also has a payable to clearing broker-dealer totaling $132,012 or approximately 96% of total liabilities due to the same clearing broker-dealer.

(Continued)

NOTE 6. MARKETABLE SECURITIES

Marketable securities consist of trading securities at fair value, as follows:

Corporate Stocks	$ 134,066

The following corporate stocks represent 99% of marketable securities:

	Market Value December 31, 2012
Armanino Foods (AMNF)	$ 113,495
Applied Nanotech (APNT)	19,852
Total	$ 133,347

These stocks (before haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant. These stocks are traded on the NASDAQ and over the counter bulletin board.

NOTE 7. TRANSACTIONS WITH RELATED PARTIES

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous. During the year, various transactions with these related parties resulted in a net receivable balance of $26,102 as of December 31, 2012. The Company does not intend to collect this balance from related parties and as such elects to treat the balance as a contra equity account in the stockholder's equity section of the December 31, 2012 balance sheet.

The Company occupies office space leased from 2603 Fairmount Investor. The Company paid $24,000 in 2012.

Douglas R. Nichols ("DRN"), president and securities principal of the Company is responsible for substantially all of the commission and trading revenue during the year ending December 31, 2012. No payments were made to DRN for consulting fees or commissions during the year ending December 31, 2012

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2012, through February 26, 2013, the date which the financial statements were available to be issued.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The term of the original lease was amended on January 1, 2013 to expire on December 31, 2014, at a monthly rental of $1,000.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

(Continued)

SCHEDULE I

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17 a-5
DECEMBER 31, 2012

Total stockholder's equity qualified for net capital	$	173,889
Deductions and/or charges		
Non-allowable assets:		
Non-marketable securities		1
Prepaids		2,086
Total non-allowable assets		2,087
Net capital before haircuts on securities positions		171,802
Haircuts on Securities:		
Blockage		-
Marketable securities		20,110
Undue concentration		14,447
Net Capital	$	137,245
Aggregate indebtedness		
Accounts payable and other accrued liabilities	$	5,381
Total aggregate indebtedness	$	5,381
Computation of basic net requirement		
Minimum net capital required (greater of $100,000 or 6 2/3 % of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	37,245
Ratio of aggregate indebtedness to net capital		.0392 to 1

Reconciliation of the computation of net capital

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2012 (unaudited)		$	134,286
Audit adjustments:			
Allowable Assets –			
Decrease in nonmarketable securities	1		
Decrease in blockage and haircut calculations	904		
Decrease in accounts payable and accrued liabilities	2,054		
			2,959
Net capital as computed above		$	137,245

(Continued)

SCHEDULE I (continued)

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17 a-5
DECEMBER 31, 2012

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker-dealer. Under these exemptive provisions, the Computation of the Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

KWCO, PC
Certified Public Accountants

1931 East 37th Street, Suite 7
Odessa, Texas 79762
(432) 363-0067
Fax (432) 363-0376

2626 Royal Circle
Kingwood, Texas 77339
(281) 359-7224
Fax (281) 359-7112

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
First London Securities Corporation
Dallas, Texas 75201

In planning and performing our audit of the financial statements of First London Securities Corporation (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

14

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KWCO, PC

KWCO, PC
Odessa, Texas
February 26, 2013